December 20, 2024

Agustin Aldave
Chief Executive Officer
Globa Terra Acquisition Corp
Homero 109, Despacho 1602, Polanco
Ciudad de Mexico, Mexico, 11560

       Re: Globa Terra Acquisition Corp
           Draft Registration Statement on Form S-1
           Submitted November 26, 2024
           CIK No. 0002043766
Dear Agustin Aldave:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed November 26, 2024
Cover Page

1. Please revise the dilution table to comply with the requirements set forth in Item
       1602(a)(4) of Regulation S-K.
2. We note your disclosure that Meteora is expected to purchase shares in the offering.
       Please clarify if Meridien is also expected to purchase shares. Please clarify if either entity has entered into an agreement to purchase the shares, and if there is any limit on the number of shares that may be purchased. We note that you intend to file the consulting agreement with Meteora.
3. We note disclosure on page 6 that your independent directors will receive indirect interests in founder shares through membership interests in the sponsor as compensation for their services as directors. Please revise to disclose these interests
 December 20, 2024
Page 2

      here and on page 152 under "Executive Officer and Director Compensation." See Item
      402(r)(3) of Regulation S-K. Please also revise the tables and disclosure on pages 5 through 6 and 110 through 111.
4. We note your disclosure in paragraph 14 of the cover page regarding some of the potential conflicts of interest that your sponsor and members of management may have. Please revise to state clearly that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters on one hand, and purchasers in the offering on the other. Please refer to Item 1602(a)(5) of Regulation
      S-K
5. In the eighth paragraph, please disclose the number of institutional investors that may purchase shares in the offering.
6. We note your disclosure that shareholders can vote at any time to amend the charter to change the completion window. Please state whether there are any limits on the number of times the completion window can be changed, or on the duration of any extensions.
7. We note disclosure on page 26 that if you increase or decrease the size of the offering, you will take steps to maintain the ownership of initial shareholders at 20% of issued and outstanding ordinary shares. Please revise disclosure on your cover page to address this potential adjustment to the number of Class B shares held by the sponsor and its affiliates.
8. We note disclosure that none of the sponsor non-managing members has any obligation to vote any public shares in favor of your initial business combination.
      Please clarify that may nevertheless be incentivized to vote in favor due to their indirect interests in private placement warrants and founder shares. We also note disclosure on page 28 and elsewhere in the filing that if the sponsor non-managing members purchase all of the units for which they have expressed interest or otherwise hold a substantial number of units, then they will potentially have different interests than other public shareholders. Please revise to clarify that regardless of the number of units they purchase, sponsor non-managing members will have different interests than other public shareholders in that they will be incentivized to vote for a business combination due to their indirect interest in founder shares and private warrants.
9. Please revise the cover page to state whether the exercise of the private warrants on a cashless basis and the conversion of the working capital loans into units may result in a material dilution of the purchasers' equity interests. Further, please describe the extent to which compensation may result in a material dilution of the purchasers equity interests. Please refer to Items 1602(a)(3),1602(b)(6), and 1603(a)(6) of
      Regulation S-K.
Overview, page 2

10. For each special purpose acquisition company, please disclose the amount of time taken to complete the initial business combination, whether there were any extensions sought, and the percentage of redemptions. Please also provide disclosure regarding
      Maquia Capital Acquisition Corp. here and where similar disclosure appears, as well as in the fiduciary obligation table on page 158 with respect to Mr. Aldave. With
 December 20, 2024
Page 3

       respect to Agrinam, please disclose if you have sought extensions of the time to complete the business combination, if so, the number of times, the amount of time currently left, the amount of redemptions, the amount left to invest, and whether it may be subject to delisting if it does not complete a combination soon. Please make similar revisions on page 109. Refer to Item 1603(a)(3) of Regulation
S-K.
Summary, page 2

11. Please revise the appropriate section of your Summary to disclose that your ability to identify and evaluate a target company may be impacted by significant competition among other SPACs in pursuing a business combination transaction candidate and that significant competition may impact the attractiveness of the acquisition terms that you will be able to negotiate. In this regard, we note your disclosure on page 60 that there are numerous other entities seeking targets with which you will compete.
Advisors, page 10

12. Please clarify the services that will be provided by each of the advisors and how the services of each are distinct or otherwise clarify why you need the services of two entities. Please also revise page 115. Please refer to Item 1603(a)(4) of Regulation S-
       K.
13.    We note your disclosure on pages 10 and 115 that your sponsor is
supported    by
       your advisors and that the advisors will provide services in connection with this offering and during your search for a business combination and that the
sponsor   s
       business is focused on investing in the company. Please provide an analysis as to whether Meteora or Meridian Peak are affiliates of the sponsor or are promoters, each within the meaning of Securities Act Rule 405. If so, please provide related compensation and conflicts of interest disclosures on the cover page and in the summary pursuant to Item 1602(a)(3) and (5) and Item 1602(b)(6) and (7). Risk Factors, page 54

14. It appears that your sponsor is, is controlled by, or has substantial ties with a non-U.S.
       person. Please revise your disclosure to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the
       United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.
 December 20, 2024
Page 4

15. We note your disclosure on page 7 that "in order to facilitate our initial business combination, our sponsor may surrender or forfeit, transfer or exchange our founder shares, private placement warrants or any of our other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities." Please add risk factor disclosure regarding any risk that the sponsor may remove itself as Sponsor from the company before identifying a business combination, including through the ability to transfer the founder shares or otherwise.
If our initial business combination involves a company organized under the laws of the
United States..., page 70

16. We note your disclosure on page 98 that you may withdraw interest for the payment of taxes. We also note disclosure regarding the risk that a U.S. federal excise tax could be imposed on you if your business combination involves a company organized in the
       United States. Please clarify whether you may withdraw interest for the payment of the U.S. federal excise tax if it were imposed.
Use of Proceeds, page 97

17. We note that you have included the cost for the office and administrative support for only 12 months. Given that you have up to 24 months to complete the initial business combination, please advise why you have not included costs assuming you continue for that period of time, and how you expect to cover those costs if not from proceeds held outside the trust.
Dilution, page 101

18. Please tell us why your dilution disclosure appears to be based on the requirements in
       Item 506 of Regulation S-K rather than Item 1602(c) of Regulation S-K, or revise.
Proposed Business
Our Sponsor, page 110

19. We note your disclosure regarding the lock-up agreement following the table. Please revise the table on page 112 to include disclosure regarding the lock-up agreement with the underwriter in accordance with Item 1603(a)(9) of Regulation
S-K.
Executive Officer and Director Compensation, page 152

20. Please revise to discuss the membership interests in the sponsor that your independent directors will receive for their services as a director. See Item 402(r)(3) of Regulation
       SK.
Conflicts of Interest, page 155

21. Please revise disclosure on pages 156 and 157 to indicate that the conflicts of interest are between the sponsor or its affiliates or your officers, directors or promoters and unaffiliated security holders, and that such conflicts might not be resolved in favor of unaffiliated security holders.
 December 20, 2024
Page 5

Exhibits

22. We note that you intend to file the consulting agreement with Meteora. Please file the consulting agreement with Meridien and any agreement with each of these entities with respect to purchasing your shares in accordance with Item 601(b)(10) of
       Regulation S-K or tell us why you believe you are not required to file the agreements.
        Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Brandon J. Bortner, Esq.